Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Developing Capital Mkts
item #'s	For All	13,138,037	94.96	88.62	12,342,901	89.21	83.25
2 & 3	Withhold All	169,424	1.22	1.14	619,019	4.47	4.17
	For All Except	527,616	3.81	3.55	873,157	6.31	5.88
	Broker Non Vote

Last Updated on 02/21/2001
By MLMAG